Exhibit 3.2

FOURTH AMENDMENT TO BYLAWS

OF

SFBC INTERNATIONAL, INC.

As Adopted on

December 8, 2005

The following amendment to the Bylaws was adopted with Article I, Section 2 deleted and replaced by the following:

Article I. Meetings of Stockholders

Section 2.  SPECIAL MEETINGS.  Special meetings of the stockholders shall be held when directed by (i) the Board of Directors, or (ii) when requested in writing by the holders of not less than 20 percent of all the shares entitled to vote at the meeting.  Notwithstanding the preceding, commencing January 1, 2007, the 20 percent requirement set forth in clause (ii) shall be lowered to 10 percent.